# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lucid Group, Inc., CIK 0001811210
CUSIP: 549498202
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7373 Gateway Boulevard, Newark, California (CA), 94560
Date of event which requires filing of this statement: 07/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001035410

## Reporting persons
- SAUD H R H PRINCE ALWALEED BIN TALAL BIN ABDULAZIZ: type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); sole voting power 19,513,000; shared voting power 0; sole dispositive power 19,513,000; shared dispositive power 0; aggregate amount beneficially owned 19,513,000 (5% of the class)
  Comment: The percent of Class A Common Stock beneficially owned by the Reporting Person was calculated based on the 390,256,808 shares of Class A Common Stock outstanding as of April 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on May 5, 2026.

## Item 1. Issuer
Name of issuer: Lucid Group, Inc.
Address of issuer's principal executive offices: 7373 Gateway Boulevard, Newark, CA 94560

## Item 2. Person Filing
Name of person filing: HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud ("HRH")
Address of principal business office or, if none, residence: HRH's business address is c/o Kingdom Holding Company, Kingdom Centre, Floor 66, P.O. Box 2, Riyadh, 11321, Kingdom of Saudi Arabia.
Citizenship: HRH is a citizen of the Kingdom of Saudi Arabia.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 19,513,000
Percent of class:
5.00%

The percent of Class A Common Stock beneficially owned by the Reporting Person was calculated based on the 390,256,808 shares of Class A Common Stock outstanding as of April 29, 2026, as disclosed in the Issuers Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on May 5, 2026.
Sole power to vote or to direct the vote: 19,513,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 19,513,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SAUD H R H PRINCE ALWALEED BIN TALAL BIN ABDULAZIZ: /s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud, HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud (07/28/2026)